SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

MARCONI CORPORATION PLC
(Exact name of Registrant as specified in its Charter)

4th Floor
Regents Place
338 Euston Road
London
NW1 3BT
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒                        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                        No ☒

EXPLANATORY NOTE

The registrant, Marconi Corporation plc, is a direct wholly owned subsidiary of Marconi plc, which is also a registrant (Commission File number 0-30924). Marconi plc is the guarantor of the registrant’s 7 3/4% Bonds due 2010 and 8 3/8% Bonds due 2030. This Form 6-K consists solely of reports and documents that have been previously furnished by Marconi plc on Forms 6-K that it submitted to the Commission on various dates in the period April 2002 through March 2003. No amendments or other modifications have been made or are being made hereby to such previously furnished Marconi plc reports and documents, and no new or additional reports or documents are being furnished herewith.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Marconi Corporation plc ( the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its parent, Marconi plc, and their subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Company and/or the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company’s Registration Statement on Form F-1, Annual Report on Form 20-F, and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company’s judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

EXHIBIT LIST

Document	Exhibit Number

Press Release dated 11 April 2002 — Resignation of Non-Executive Director	1
Press Release dated 25 April 2002 — Trading Update for the Three Months Ended 31 March 2002	2
Press Release dated 15 May 2002 — Update on Restructuring Discussions	3
Announcement dated 16 May 2002 — 2001/2002 Preliminary Statement	4
Press Release dated 16 May 2002 — Marconi plc to Float Strategic Communications Business	5
Press Release dated 20 May 2002 — Marconi plc Appointment of Non-Executive Director and Restructuring Executive	6
Press Release dated 5 June 2002 — Marconi Announces Expanded Optical Equipment Supply Agreement with Ericsson	7
Press Release dated 20 June 2002 — Marconi plc Restructuring Discussions Update	8
Press Release dated 28 June 2002 — Marconi plc Nasdaq Listing Update	9
Press Release dated 23 July 2002 — Marconi plc Trading Update for the Three Months Ended 30 June 2002	10
Announcement dated 1 August 2002 — Marconi Strategic Communications	11
Press Release dated 16 August 2002 — Marconi Statement	12
Press Release dated 28 August 2002 — Marconi plc Statement RE: Press Comment	13
Press Release dated 29 August 2002 — Marconi plc Financial Restructuring: Indicative Heads of Terms/ Debt For Equity Swap to Reduce Group’s Debt/Marconi’s Ongoing Business Operations Preserved	14
Announcement dated 9 September 2002 — Marconi plc — Annual General Meeting	15
Announcement dated 13 September 2002 — Marconi plc Financial Restructuring	16
Press Release dated 16 September 2002 — Marconi Delivers New Multiservice Switch-Router Technology	17
Press Release dated 19 September 2002 — Marconi Announces Next Generation Optical Networking Developments	18
Announcement dated 8 October 2002 — Marconi plc Annual General Meeting	19
Press Release dated 14 October 2002 — Marconi Wins Contract to Build 3G Transmission Network For O2 In Germany	20
Announcement dated 22 October 2002 — Q2 Trading Update/Conference Call For Analysts and Investors/Change of Timing and Dial-in Details	21
Announcement dated 14 November 2002 — Marconi plc Board Change	22
Announcement dated 21 November 2002 — Marconi plc Restructuring Update	23
Announcement dated 27 November 2002 — Marconi plc	24
Announcement dated 4 December 2002 — Marconi plc Restructuring Update	25
Announcement dated 6 December 2002 — Marconi Announces First European Sale of New BXR-48000 Multiservice Switch-Router Platform	26

Document	Exhibit Number

Announcement dated 13 December 2002 — Marconi’s Softswitch Enables Jersey Telecom’s New VOIP Service Launch	27
Announcement dated 15 December 2002 — Marconi to Host Analyst/Investor Conference Call	28
Announcement dated 16 December 2002 — Marconi Interim Statement for the Six Months Ended 30 September 2002	29
Announcement dated 16 December 2002 — Marconi Announces New Board	30
Announcement dated 16 December 2002 — Marconi plc Financial Restructuring: Update	31
Announcement dated 19 December 2002 — Marconi and RT Group Agree Capital Return From Ultramast Joint Venture	32
Announcement dated 20 December 2002 — Marconi plc	33
Announcement dated 7 January 2003 — Telecom Italia Awards Marconi EUR 15 Million Frame Contract For Next-Generation Network	34
Announcement dated 24 January 2003 — Marconi plc Trading Update for the Three Months Ended 31 December 2002	35
Announcement dated 4 February 2003 — Telecom Italia Awards Marconi Euro 80M Next Generation Access Network Contract	36
Announcement dated 7 February 2003 — Marconi plc Restructuring Update	37
Announcement dated 24 February 2003 — High Court Approves Marconi and RT Group Return of Capital From Ultramast Joint Venture	38
Announcement dated 5 March 2003 — Marconi Completes Sale of Two Non-Core Assets	39
Announcement dated 6 March 2003 — Wind Selects Marconi’s Access Hub for UMTS Trial	40
Announcement dated 10 March 2003 — Marconi Wins GBP20 Million Communications Services Contract For Tube Lines	41
Announcement dated 14 March 2003 — Marconi Board Changes	42
Announcement dated 18 March 2003 — Marconi Quarterly Report for the Three Months Ended 31 December 2002	43
Announcement dated 18 March 2003 — Marconi plc Financial Restructuring: Filing of Proposed Schemes of Arrangement for Marconi plc and Marconi Corporation plc and Changes to Deal Structure	44

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI CORPORATION PLC

By:	/s/ M Skelly

Name: Mary Skelly
Title: Company Secretary

Date:  May 7, 2003